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                                                     SEC FILE NUMBER: 0-452
                                                     CUSIP NUMBERS:  878895-20-0
                                                                     878895-10-1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number: 0-452


(Check One):  [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q
              [ ]Form 10-D  [ ]Form N-SAR  [ ]Form N-CSR

For period ended: September 30, 2007

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the transition period ended:
                                 ------------------



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             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ----------------------


                                     PART I
                             REGISTRANT INFORMATION

TECUMSEH PRODUCTS COMPANY
(Full Name of Registrant)


--------------------------------
(Former Name if Applicable)

100 East Patterson Street
(Address of Principal Executive Office (Street and Number))

Tecumseh, Michigan 49286
(City, State and Zip Code)

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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion hereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The registrant requires additional time to reflect the impact of transactions related to the sale of entities. As discussed in a Current Report on Form 8-K dated October 26, 2007, the registrant signed an agreement to sell its Engine & Power Train business operations to affiliates of Platinum Equity, LLC for $51 million in cash, subject to customary adjustments at closing. In addition, as discussed in a Current Report on Form 8-K dated November 1, 2007, the registrant signed an agreement to sell its Automotive & Specialty business operations to an affiliate of Sun Capital Partners, Inc., for $10 million in cash, subject to customary adjustments at closing. As a result, the registrant needs additional time to evaluate the impact of these actions on its consolidated financial statements.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         James S. Nicholson        (517)             423-8427
         (Name)                    (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The registrant expects its consolidated net loss from continuing operations for the quarter ended September 30, 2007 to be less than the comparable period of 2006. The improvement is primarily attributable to overhead cost reductions and reductions in amounts paid for professional fees. As well, the registrant expects to record a tax benefit from continuing operations in the third quarter of 2007, whereas a tax expense from continuing operations was recorded in the third quarter of 2006. Because the registrant has not completed closing its books, it cannot provide a reasonable quantitative estimate of its results at this time.


                            TECUMSEH PRODUCTS COMPANY
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: November 7, 2007                By: /s/ James S. Nicholson
                                           -------------------------------------
                                           James S. Nicholson
                                           Vice President, Treasurer and
                                           Chief Financial Officer